                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2006

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (e)    2006-07 Third Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

February 15, 2007                      By:  /s/ Irene Stich
                                       -------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (e):     2006-07 Third Quarter Ontario Finances

                                         EXHIBIT (e)

                            2006-07 Third Quarter Ontario Finances

ONTARIO FINANCES                                                                                      [ONTARIO LOGO]
2006-07 Third Quarter                        Quarterly Update - December 31, 2006                      Ministry of Finance
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Fiscal Summary                                                                              2006-07
                                                                            -----------------------------------------------
($ Millions)                                                    Actual           Budget          Current*          In-Year
                                                               2005-06            Plan           Outlook           Change
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                         84,225           85,730           87,062             1,332
Expense
   Programs                                                     74,908           77,651           78,807             1,156
   Interest on Debt                                              9,019            9,429            9,204              (225)
                                                      ---------------------------------------------------------------------
Total Expense                                                   83,927           87,080           88,011               931
                                                      ---------------------------------------------------------------------
Surplus/(Deficit) Before Reserve                                   298           (1,350)            (949)              401
Reserve                                                              -            1,000            1,000                 -
                                                      ---------------------------------------------------------------------
Surplus/(Deficit)                                                  298           (2,350)          (1,949)              401
---------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2006.

2006-07 Fiscal Outlook - Highlights

Third-quarter results project that the Province's fiscal outlook remains on track for a deficit of $1.9 billion in 2006-07, or
$0.9 billion if the reserve is not required.  This represents a $0.4 billion improvement from the 2006 Ontario Budget forecast, and is consistent with the projection reported in both the First Quarter Ontario Finances and the 2006 Ontario Economic Outlook
and Fiscal Review.

The Province's medium-term fiscal plan, as outlined in the 2006 Budget, projected a balanced budget no later than 2008-09.  Higher oil prices, the stronger Canadian dollar and a weaker outlook for economic growth in the United States have led to slower projected
Ontario economic growth than was anticipated at the time of the 2006 Budget.  As a result, the 2006 Economic Outlook and Fiscal
Review released in October revised the medium-term fiscal outlook to include deficits of $2.2 billion in 2007-08 and $1.0 billion in 2008-09 - reflecting the impact of more moderate economic growth on Ontario's revenue outlook.

The government remains committed to eliminating the deficit.  It will therefore continue to be prudent and disciplined in its approach to managing the Province's finances. This approach, in addition to ongoing strategic investments in health care, education, infrastructure, and postsecondary education and training, will continue to strengthen the economy and ensure that Ontario is well positioned to manage both the challenges and opportunities ahead.

Teranet Proceeds from the Initial Public Offering (IPO)

Last year, the government announced that it would receive net proceeds of $519 million from the IPO of Teranet, which it would invest in priority projects.  The 2006 Economic Outlook and Fiscal Review reported that $326 million of the $519 million was invested in priority areas such as rural development and infrastructure, transit vehicle assistance, and assistance to farmers.
In the third quarter, the remaining proceeds were invested in an Economic Stimulus Package to boost jobs and economic growth in
Ontario.  Details on these investments can be found in the Details of In-Year Changes section in this document.

Ontario Finances                                                                                 Details of In-year Changes
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
REVENUE AT $87.1 BILLION

The 2006-07 revenue outlook, at $87,062 million, is up $18 million from the forecast in the 2006 Economic Outlook and
Fiscal Review.  This increase is due to higher federal transfers related to the Official Languages in Education program.
This is fully offset by higher spending in this program.

The 2006-07 outlook maintains the prudent approach adopted in the 2006 Economic Outlook and Fiscal Review. Revenue
information received to-date suggests the potential for higher Personal Income Tax revenues in 2006-07 based on processing 2005 tax returns. Since the 2006 Economic Outlook and Fiscal Review, Ontario economic growth, notably corporate profits, has been weaker than forecast.  In addition, critical revenue information that could materially affect the forecast is not expected until later in the fiscal year, notably receipt of final 2006 Corporations Tax instalment payments from most of the non-financial sector. Given continued risks and uncertainties over the remainder of the fiscal year, the 2006-07 taxation revenue outlook remains unchanged at this time.

TOTAL EXPENSE AT $88.0 BILLION

The 2006-07 total expense outlook, at $88,011 million, is up a net $18 million from the 2006 Economic Outlook and Fiscal
Review, mainly due to additional in-year expense increases related to the Official Languages in Education program, fully offset by an increase of $18 million in revenue due to higher federal payments related to this program.  Ministry program expense changes this quarter, and corresponding offsets, include:

•    Ministry of Community and Social Services:  An increase of $18 million to support the placement of individuals with developmental disabilities into community-based care, fully offset from the Operating Contingency Fund.

•    Ministry of Community Safety and Correctional Services:  An increase of $20 million for the Ontario Provincial
     Police's extraordinary policing costs in the Town of Caledonia, fully offset from the Operating Contingency Fund.

•    Ministry of Education:  An additional $10 million was provided in-year for the Official Languages in Education program, which supports the delivery of minority-language education and second-language instruction at the elementary and secondary levels, fully offset by revenues from the federal government.

•    Ministry of Energy:  An increase of $7 million as part of the Ethanol Manufacturer's Agreement between Ontario and Suncor, which will provide a stable environment for investment in ethanol, fully offset from the Operating
     Contingency Fund.

•    Ministry of the Environment:  An additional $4 million, fully offset from the Operating Contingency Fund, to support climate change and clean air measures; increase the efficiency of environmental assessments; improve information for waste management; and help sustain the province's source water supplies.

•    Ministry of Finance:  An increase of $22 million for the Ontario Municipal Partnership Fund to provide municipalities with additional funding to assist with increased social programs and policing costs, fully offset from the Operating Contingency Fund.

•    Ministry of Finance - Operating Contingency Fund:  A decrease of $111 million in the Operating Contingency Fund that was allocated to fund ministries' expense changes as outlined.

•    Ministry of Government Services:  An increase of $1 million to support the management of four main projects
     (ServiceOntario, e-Ontario, OSS Transactional Services and OSS Supply Chain Management) and the OPS-wide
     Accessibility Leadership Strategy, fully offset from the Operating Contingency Fund.

•    Ministry of Municipal Affairs and Housing:  An increase of $1 million is supporting disaster relief assistance to the Township of Madawaska Valley for clean up and recovery following the August 2, 2006, tornado, fully offset from the Operating Contingency Fund.

•    Ministry of Natural Resources:  An additional $28 million for the creation of the Northern Pulp and Paper Mill
     Electricity Transition program, fully offset from the Operating Contingency Fund.  This new program will provide up to $140 million over the next three years in electricity rebates to pulp and paper mills located in northern Ontario.

•    Ministry of Public Infrastructure Renewal - Capital Contingency Fund:  A decrease of $1 million in the Capital
     Contingency Fund was allocated to the Ministry of Tourism for Old Fort William flood repairs.

•    Ministry of Tourism:  An increase of $1 million to provide additional funding for rehabilitation of Old Fort
     William as a result of flooding, fully offset from the Capital Contingency Fund.

•    Ministry of Training, Colleges and Universities:  An increase of $10 million was provided in-year to colleges to supplement quality improvement and enhancement funding, fully offset from the Operating Contingency Fund; and an additional $8 million for colleges and universities was provided in-year for the Official Languages in Education program, which supports the delivery of minority-language education and second-language instruction at the postsecondary level, fully offset by revenues from the federal government.

ECONOMIC STIMULUS PACKAGE

To assist Ontario workers and communities most affected by slower growth in the economy, the government allocated more than $190 million from the net proceeds of the Teranet IPO remaining in the Operating Contingency Fund to an Economic
Stimulus Package.  The following are details of the ministry expense changes this quarter that were funded as part of the
Economic Stimulus Package:

•    Ministry of Agriculture, Food and Rural Affairs:  An increase of $3 million to support infrastructure in rural
     Ontario.

•    Ministry of the Attorney General:  An increase of $4 million to conduct repairs and minor renovations to courthouses in smaller communities to address security, health, safety, accessibility and capacity issues.

•    Ministry of Citizenship and Immigration:  An additional $2 million for infrastructure projects and other improvements to citizenship and social infrastructure, and $1 million to support additional bridge-training programs and other services for newcomers.

•    Ministry of Children and Youth Services:  An increase of $37 million for deferred maintenance for not-for-profit agencies that provide services to vulnerable populations.

•    Ministry of Community and Social Services:  An increase of $36 million for deferred maintenance for not-for-profit agencies that provide services to vulnerable populations.

•    Ministry of Community Safety and Correctional Services:  An increase of $1 million to address security, capacity and accessibility issues in two regional coroners' facilities.

•    Ministry of Culture: An increase of $7 million to assist over 20 arts and heritage facilities across the province in refurbishing and restoring the sites' physical assets.

•    Ministry of Economic Development and Trade:  An additional $2 million to support communities and people that are affected by slower economic growth; and to strengthen inter-provincial trade to match Ontario's industrial capacity to the industrial needs in Alberta.

•    Ministry of Finance - Operating Contingency Fund:  A decrease of $170 million from the Teranet IPO proceeds in the Operating Contingency Fund, which was allocated to ministries as part of the Economic Stimulus Package.

•    Ministry of Health Promotion:  An increase of $26 million for community infrastructure and multi-use facilities to promote physical activity, sport, and wellness in various communities throughout Ontario.

•    Ministry of Tourism:  An increase of $22 million to encourage tourism in Ontario.

•    Ministry of Training, Colleges and Universities:  An additional $20 million in-year to enhance the existing
     Adjustment Advisory Program by providing focused training and job services for laid-off workers and apprentices where plants have closed in communities most affected by slower growth in the economy; and $9 million to colleges for new construction, renovations and deferred maintenance projects in 2006-07, with the remaining total cost estimated at $21 million, amortized over 20 years.

Interest on debt expense for the year remains unchanged from the 2006 Economic Outlook and Fiscal Review at $9,204 million.
This is $225 million lower than the 2006 Budget forecast due to cost-effective debt management and lower-than-forecast long-term interest rates.

RESERVE AT $1.0 BILLION

The current fiscal outlook maintains a $1.0 billion reserve to help achieve the government's overall fiscal objectives, and to protect against unexpected and adverse changes in the economic and fiscal outlook.
---------------------------------------------------------------------------------------------------------------------------

Ontario Finances                                                                                          Fiscal Performance
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Statement of Financial Transactions                                                                                 Current*
                                                                                                       Actual       Outlook
($ Millions)                                                2002-03       2003-04       2004-05       2005-06       2006-07
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                      68,891        68,400        77,841        84,225        87,062
Expense
    Programs                                                 59,080        64,279        70,028        74,908        78,807
    Interest on Debt                                          9,694         9,604         9,368         9,019         9,204
                                                      ----------------------------------------------------------------------
Total Expense                                                68,774        73,883        79,396        83,927        88,011
                                                      ----------------------------------------------------------------------
Surplus / (Deficit) Before Reserve                              117       (5,483)       (1,555)           298          (949)
Reserve                                                           -             -             -             -         1,000
                                                      ----------------------------------------------------------------------
Surplus / (Deficit)                                             117       (5,483)       (1,555)           298        (1,949)
----------------------------------------------------------------------------------------------------------------------------
Net Debt†                                                   132,647       138,557       140,921       141,928       145,345
Accumulated Deficit†                                        118,705       124,188       125,743       109,155       111,104
----------------------------------------------------------------------------------------------------------------------------
Note: Starting in 2005-06, the Province's financial reporting has been expanded to include hospitals, school boards and colleges using one-line consolidation.  Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
*   Third-quarter fiscal forecast as at December 31, 2006.
†   Net debt is calculated as the difference between liabilities and financial assets.  The annual change in Net Debt is equal to the Surplus/Deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges.  Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit. For fiscal 2005-06, the change in the Accumulated
    Deficit includes the opening combined net assets of hospitals, school boards, and colleges that were recognized upon consolidation of these Broader Public Service (BPS) entities.

--------------------------------------------------------------------------------------------------------------------------
Selected Economic and Fiscal Statistics
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Current*
                                                                                                       Actual     Outlook
                                                                   2002-03     2003-04     2004-05     2005-06    2006-07
--------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices** ($Millions)        477,763     493,219     517,608     537,657    553,787
Ontario Population (000s) - July 1                                  12,102      12,263      12,417      12,559     12,687

Ontario Revenue as a per cent of GDP                                  14.4        13.9        15.0        15.7       15.7
Ontario Revenue Growth (%)                                             3.5       (0.7)        13.8         8.2        3.4

Ontario Total Expense as a per cent of GDP                            14.4        15.0        15.3        15.6       15.9
Ontario Total Expense Growth (%)                                       4.0         7.4         7.5         5.7        4.9

Ontario Total Program Expense as a per cent of GDP                    12.4        13.0        13.5        13.9       14.2
Ontario Total Program Expense Growth (%)                               5.8         8.8         8.9         7.0        5.2

Ontario Interest on Debt as a per cent of Revenue                     14.1        14.0        12.0        10.7       10.6
Ontario Interest on Debt as a per cent of Total Expense               14.1        13.0        11.8        10.7       10.5
Ontario Interest on Debt as a per cent of GDP                          2.0         1.9         1.8         1.7        1.7

Ontario Surplus / (Deficit) as a per cent of GDP                       0.0       (1.1)       (0.3)         0.1      (0.4)

Net Debt per capita ($)                                             10,961      11,299      11,349      11,301     11,456
Net Debt as a per cent of GDP                                         27.8        28.1        27.2        26.4       26.2

Accumulated Deficit per capita ($)                                   9,809      10,127      10,127       8,691      8,757
Accumulated Deficit as a per cent of GDP                              24.8        25.2        24.3        20.3       20.1
--------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2006.
**  Reflects Statistics Canada's revisions to the National Income and Expenditure Accounts, and the Ontario Economic
    Accounts.
Sources:  Ontario Ministry of Finance and Statistics Canada.

Ontario Economic Outlook

In the 2006 Economic Outlook and Fiscal Review, the Ministry of Finance projected real GDP growth of 1.6 per cent for 2006, 2.0 per cent in 2007, 3.0 per cent in 2008 and 3.1 per cent in 2009.  These projections were below the average private-sector forecast at that time.  The slower rate of economic growth in the near term reflects the appreciation of the Canadian dollar, continuing high oil prices, higher interest rates and an easing in the pace of growth in the U.S. economy. The current average private-sector forecast for Ontario real GDP growth is 1.5 per cent in 2006, 1.8 per cent in 2007, 3.0 per cent in 2008 and 3.2 per cent in 2009.

[Ontario Economic Outlook 2006 Economic Outlook and Fiscal Review - Bar chart showing real GDP growth.]

Ontario Real Gross Domestic Product (GDP) Growth Pauses

•    Ontario's real GDP edged lower by 0.1 per cent in the third calendar quarter of 2006.  This decrease was due mainly to a decline in net trade as exports decreased while imports increased.  Ontario's household and business sectors both posted solid growth moderating the impact of weaker net trade.

Solid Job Creation in 2006

•    Ontario created 37,400 net new jobs in December, the strongest monthly gain since August 2002.  The unemployment rate fell by 0.3 percentage points to 6.1 per cent in December.

•    In 2006, Ontario added 95,000 net new jobs for a gain of 1.5 per cent, up from a gain of 1.3 per cent in 2005.
     Full-time employment dominated job gains in 2006 with 98,200 net new jobs (+1.9 per cent), while part-time employment fell by 3,200 (-0.3 per cent).  The unemployment rate averaged 6.3 per cent in 2006, the lowest annual level since 2001.

•    Since October 2003, the Ontario economy has created 321,000 net new jobs.  Over this same period, the unemployment rate has fallen from 7.0 per cent to 6.4 per cent in January 2007.  Of these net new jobs, 241,800 or
     75 per cent were in full-time positions.

Retail Sales Growing

•    Over the first eleven months of 2006, Ontario retail sales were 4.3 per cent ahead of the same period in 2005.

Inflation Remains Moderate

•    The Ontario annual CPI inflation rate was 1.1 per cent (year-to-year) in December, unchanged from November.  In
     2006, the Ontario CPI inflation rate was 1.8 per cent, down from 2.2 per cent in 2005.

Activity in Housing Market Moderates

•    In 2006 there were 194,793 home resales in Ontario, the third best year on record, down 1.1 per cent from 2005.

Manufacturing Shipments and International Exports Weaker in 2006

•    Over the first eleven months of 2006, Ontario manufacturing shipments were 4.0 per cent lower than the same period in 2005.

•    Ontario exports grew 3.0 per cent in November, following a 2.5 per cent gain in October (Ontario Ministry of
     Finance estimates).  However, on a year-to-date basis, Ontario exports were down 1.9 per cent over the first eleven months of 2006, compared to the same period in 2005.

Ontario Finances                                                                            Economic Trends and Performance
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
---------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                     Quarterly
                                                       --------------------------------------------------------------------
                                                          2004     2005      05:3     05:4      06:1     06:2      06:3
                                                       --------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
    Real GDP                                Ontario       3.2       2.8      0.5       0.3      0.4       0.2      (0.1)
    Nominal GDP                             Ontario       4.9       3.9      1.3       0.3      0.7       0.6       0.1

---------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                    Monthly 2006
                                                       --------------------------------------------------------------------
                                                          2005     2006      Aug       Sep      Oct       Nov      Dec
                                                       --------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                          74       78       (24)       7       (16)      21        18
    Employment (Change in 000s)                            81       95       (15)      (6)       2        18        37
    Unemployment Rate (%)                                 6.6       6.3      6.4       6.6      6.3       6.4      6.1
Household Sector
    Retail Sales                                          4.7       N/A      1.1      (1.7)    (0.6)      0.7      N/A
    Housing Starts (000s)*                                78.8     73.4      66.8     63.8      69.8     68.1      65.9
    MLS Home Resales**                                   (0.2)     (1.1)    (7.3)     (7.9)    (1.3)     (5.0)     6.4
Manufacturing Shipments                                  (1.4)      N/A     (0.0)     (4.0)    (0.4)      3.7      N/A
    Transportation Equipment                             (0.9)      N/A     (2.4)     (5.4)    (0.5)     10.2      N/A
Consumer Price Index**                                    2.2       1.8      1.5       0.2      0.6       1.1      1.1
---------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, Canadian Real Estate
         Association.
---------------------------------------------------------------------------------------------------------------------------
*   Monthly housing starts are expressed at a seasonally adjusted annual rate.
**  Per cent change from a year earlier.
N/A = Data not available.

                                                           ONTARIO FINANCES
                                                           Financial Tables

Revenue
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                     2006-07
                                                                                     -------------------------------------
                                                                          Actual        Budget       Current*      In-Year
                                                                         2005-06         Plan        Outlook       Change
--------------------------------------------------------------------------------------------------------------------------
Taxation Revenue
Personal Income Tax                                                       21,041        21,671        22,321          650
Retail Sales Tax                                                          15,554        16,165        16,165            -
Corporations Tax                                                           9,984         9,845         9,585         (260)
Employer Health Tax                                                        4,197         4,314         4,299          (15)
Ontario Health Premium                                                     2,350         2,551         2,541          (10)
Gasoline Tax                                                               2,281         2,303         2,303            -
Fuel Tax                                                                     729           742           742            -
Tobacco Tax                                                                1,379         1,485         1,405          (80)
Land Transfer Tax                                                          1,159         1,125         1,125            -
Electricity Payments-In-Lieu of Taxes                                        951           790           790            -
Other Taxes                                                                  292           283           283            -
                                                                   -------------------------------------------------------
                                                                          59,917        61,274        61,559          285
--------------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health Transfer (CHT)                                               7,148         7,619         7,619            -
Canada Social Transfer (CST)                                               3,324         3,420         3,420            -
CHST Supplements                                                             584             -             -            -
Social Housing                                                               520           530           530            -
Infrastructure Programs                                                      285           359           359            -
Wait Times Reduction Fund                                                    243           467           467            -
Medical Equipment Funds                                                      194             -             -            -
Canada-Ontario Agreement                                                       2           285           285            -
2006 Federal Budget Trusts                                                     -             -           456          456
Other Government of Canada                                                   951           902           920           18
                                                                   -------------------------------------------------------
                                                                          13,251        13,582        14,056          474
--------------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                     2,027         1,743         1,743            -
Liquor Control Board of Ontario                                            1,197         1,254         1,254            -
Ontario Power Generation Inc. and Hydro One Inc.                           1,107           919           919            -
Other Government Enterprises                                                (23)             4             4            -
                                                                   -------------------------------------------------------
                                                                           4,308         3,920         3,920            -
--------------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
Reimbursements                                                             1,295         1,358         1,358            -
Electricity Debt Retirement Charge                                         1,021         1,027         1,027            -
Vehicle and Driver Registration Fees                                         763         1,021         1,021            -
Power Sales                                                                  779           988           988            -
Other Fees and Licences                                                      550           556           556            -
Liquor Licence Revenue                                                       516           453           453            -
Net Reduction of Power Purchase Contract Liability                           396           412           412            -
Sales and Rentals                                                            465           396           969          573
Royalties                                                                    191           243           243            -
Miscellaneous Other Non-Tax Revenue                                          773           500           500            -
                                                                   -------------------------------------------------------
                                                                           6,749         6,954         7,527          573
--------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                             84,225        85,730        87,062        1,332
--------------------------------------------------------------------------------------------------------------------------
*  Third-quarter fiscal forecast as at December 31, 2006.

Total Expense
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                      2006-07
                                                                                --------------------------------------------
Ministry                                                                 Actual         Budget       Current*        In-Year
                                                                         2005-06         Plan        Outlook         Change
----------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                        865           880           880              -
   One-Time and Extraordinary Assistance                                     282            16           125            109
Attorney General                                                           1,291         1,301         1,305              4
Board of Internal Economy                                                    150           169           169              -
Children and Youth Services                                                3,330         3,264         3,316             52
Citizenship and Immigration                                                   93            91            94              3
Community and Social Services                                              6,737         7,045         7,124             79
Community Safety and Correctional Services                                 1,767         1,887         1,908             21
Culture                                                                      475           366           373              7
Democratic Renewal Secretariat                                                 2            10            10              -
Economic Development and Trade                                               202           351           355              4
Education                                                                    418           438           446              8
   School Boards†                                                         10,886        11,182        11,229             47
   Teachers' Pension Plan (TPP)                                              295           408           408              -
Energy                                                                       207           229           249             20
Environment                                                                  275           302           306              4
Executive Offices                                                             19            19            19              -
Finance                                                                    1,034         1,060         1,167            107
   Interest on Debt                                                        9,019         9,429         9,204           (225)
   Community Reinvestment Fund / Ontario Municipal Partnership Fund          714           731           753             22
   Power Purchases                                                           803           988           988              -
   Operating Contingency Fund                                                  -           995         1,011             16
Government Services                                                          562           736           812             76
   Pension and Other Employee Future Benefits                                729           594           594              -
Health and Long-Term Care††                                               17,722        18,682        18,687              5
   Hospitals†,††                                                          14,816        16,359        16,463            104
Health Promotion                                                             296           363           389             26
Intergovernmental Affairs                                                     10             9             9              -
Labour                                                                       141           150           150              -
Municipal Affairs and Housing                                                928           693           694              1
Natural Resources                                                            632           682           834            152
Northern Development and Mines                                               337           347           347              -
Office of Francophone Affairs                                                  4             4             4              -
Public Infrastructure Renewal**                                              107           114           190             76
   Capital Contingency Fund                                                    -           175           168             (7)
Research and Innovation                                                      370           345           345              -
Secretariat for Aboriginal Affairs                                            50            21            21              -
Tourism                                                                      210           161           184             23
Training, Colleges and Universities                                        3,529         3,876         3,899             23
   Colleges†                                                               1,185         1,359         1,383             24
Transportation                                                             2,203         1,943         2,093            150
   Move Ontario                                                            1,232             6             6              -
Year-End Savings                                                               -          (700)         (700)             -
----------------------------------------------------------------------------------------------------------------------------
Total Expense                                                             83,927        87,080        88,011            931
----------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2006.
**  The 2006-07 in-year change for Public Infrastructure Renewal includes a re-allocation of $70 million for rural infrastructure spending that was reported in Agriculture, Food and Rural Affairs in the 2006 Economic Outlook and
    Fiscal Review.
†   Starting in 2005-06 the Province's financial reporting has been expanded to include hospitals, school boards and colleges using one-line consolidation. As a result, these amounts reflect the net expense of these sectors.
††  The Budget Plan figures have been restated to reflect a change in the presentation of expense in the Health Sector to be consistent with the 2005-06 Public Accounts.  This change in presentation does not affect total expense, or the surplus/deficit of the Province.

2006-07 Infrastructure Expenditures
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                              2006-07*
                                                               ------------------ --------------------- -------------------
                                                  Total                                  Transfers
                                             Infrastructure        Investment            and Other              Total
                                              Expenditures         in Capital          Expenditures in     Infrastructure
                                             2005-06 Actual          Assets            Infrastructure**     Expenditures
----------------------------------------- -------------------- ------------------ --------------------- -------------------
Transportation
   Transit                                              1,541                546                   547               1,093
   Highways                                             1,237              1,295                   116               1,411
   Other Transportation                                   494                  2                    60                  62
Health
   Hospitals                                              296                305                     -                 305
   Other Health                                           166                 32                   172                 204
Education
   School Boards                                          949                  -                 1,110               1,110
   Colleges                                                44                 34                     9                  43
   Universities                                            88                  -                    27                  27
Water/Environment                                         342                 10                   229                 239
Municipal and Local Infrastructure†                       455                  2                   486                 488
Justice                                                    84                 64                    57                 121
Other                                                     468                290                   306                 596
----------------------------------------- -------------------- ------------------ --------------------- -------------------
Total††                                                 6,164              2,580                 3,119               5,699
---------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2006.
**  Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's Total Expenses in the Total Expense Table.
†   Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
††  Total expenditures include $36 million in flow-throughs in Investment in Capital Assets (for provincial highways) and
    $208 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($31 million in Transportation,
    $26 million in Water/Environment, $150 million in Municipal and Local Infrastructure, and $1 million in Other
    Infrastructure).

Ontario's 2006-07 Financing Program
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Consolidated Province and Ontario Electricity Financial Corporation
($ Millions)
----------------------------------------------------------------------------------------------------------------------------
                                                                                              2006-07
----------------------------------------------------------------------------------------------------------------------------
                                                                        Actual         Budget        Current*        In-Year
                                                                        2005-06         Plan         Outlook         Change
----------------------------------------------------------------------------------------------------------------------------
Deficit/(Surplus)                                                          (298)        2,350          1,949           (401)
Adjustments for:
   Non-Cash Items Included in Deficit                                     3,887         1,058            428           (630)
   Amortization of Major Tangible Capital Assets                           (815)       (2,228)        (2,277)           (49)
Investment in Capital Assets                                              1,675         2,544          2,580             36
Debt Maturities                                                          19,805        15,140         14,627           (513)
Debt Redemptions                                                          1,134           700          1,041            341
Canada Pension Plan Borrowing                                              (996)         (351)          (185)           166
Increase/(Decrease) in Cash and Cash Equivalents                           (788)            -              -              -
Decrease/(Increase) in Short-Term Borrowing                              (1,771)        1,371          1,517            146
Other Uses/(Sources) of Cash                                              2,014           247            743            496
----------------------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                             23,847        20,831         20,423           (408)
----------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2006.

----------------------------------------------------------------------------------------------------------------------------
Borrowing Program Status (as at December 31, 2006)
($ Billions)
----------------------------------------------------------------------------------------------------------------------------
                                                                       Completed            Remaining                 Total
                                                          ------------------------------------------------------------------
Province                                                                    13.7                  3.2                  16.9
Ontario Electricity Financial Corporation                                    2.3                  1.2                   3.5
----------------------------------------------------------------------------------------------------------------------------
Total                                                                       16.0                  4.4                  20.4
----------------------------------------------------------------------------------------------------------------------------
Numbers may not add due to rounding.

•     Long-Term Public Borrowing undertaken as at December 31, 2006, was $16.0 billion as follows:

----------------------------------- ------------------
                                          ($ Billions)
----------------------------------- ------------------
Ontario Savings Bonds                             1.4
Domestic Issues                                  10.1
Global/US Dollar Issues                           4.1
Euro Medium-Term Notes                            0.4
                                    ------------------
                                                 16.0
------------------------------------------------------

•    The $630 million decline in non-cash items included in the deficit is a result of the net impact of the $1.1 billion cash transfer from the federal trusts.

•    The $49 million decline in amortization of major tangible capital assets is due to lower amortization for hospitals.

•    The $36 million increase in investments in capital assets reflects higher-than-expected acquisition of land and buildings.

Ontario's 2006-07 Financing Program
---------------------------------------------------------------------------------------------------------------------------------

•    The $513 million decline in Debt Maturities is mainly due to debt issues with callable or extendible features that were shifted into future years.

•    The $341 million increase in Debt Redemptions is a result of higher-than-forecast redemptions of Ontario Savings
     Bonds.

•    $166 million in Canada Pension Plan (CPP) borrowing was used by the Province to repurchase outstanding debt and was therefore unavailable for long-term public borrowing.

•    The $146 million decrease in short-term borrowing is mainly due to a decline in Treasury Bills outstanding.

•    The $496 million increase in other uses of cash is mainly attributable to new loans to school boards, partially offset by other items such as lower-than-planned Ontario Power Generation loan utilization, and a reduced drawdown on the
     Ontario Power Authority line of credit.

-------------------------------------------------------------------------------------------------------------------
For further information contact                                        Ce rapport est disponible en français
Communications and Corporate Affairs Branch                            Pour plus de rensiegnements contactez
(416) 325-0333                                                           Direction des communications et des
Frost Building North, Queen's Park                                   affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                            Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/english/budget/finances/2006/ofina063.html